UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

BIRD GLOBAL, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

09077J107

(CUSIP Number)

SC US (TTGP), Ltd.]

2800 Sand Hill Road

Suite 101

Menlo Park, CA 94025

Attention: Douglas M. Leone

Telephone: (650) 854-3927

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

November 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Sequoia Capital U.S. Growth Fund VII, L.P. (“GFVII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,685,761
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,685,761

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,685,761
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Sequoia Capital U.S. Growth VII Principals Fund, L.P. (“GFVII PF”, collectively with GFVII, the “GFVII Funds”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 423,239
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 423,239

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 423,239
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Sequoia Capital U.S. Growth Fund VIII, L.P. (“GFVIII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,195,430
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,195,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,195,430
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC U.S. Growth VII Management, L.P. (“GFVII Management”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

6,109,000, of which 5,685,761 are Class A Common Stock directly owned by GFVII and 423,239 are Class A Common Stock directly owned by GFVII PF. The General Partner of GFVII and GFVII PF is GFVII Management.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

6,109,000, of which 5,685,761 are Class A Common Stock directly owned by GFVII and 423,239 are Class A Common Stock directly owned by GFVII PF. The General Partner of GFVII and GFVII PF is GFVII Management.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,109,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC U.S. Growth VIII Management, L.P. (“GFVIII Management”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,195,430, of which 6,195,430 are Class A Common Stock directly owned by GFVIII. The General Partner of GFVIII is GFVIII Management.
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,195,430, of which 6,195,430 are Class A Common Stock directly owned by GFVIII. The General Partner of GFVIII is GFVIII Management.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,195,430
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC US (TTGP), Ltd. (“SC US (TTGP)”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

12,304,430, of which 5,685,761 are Class A Common Stock directly owned by GFVII, 423,239 are Class A Common Stock directly owned by GFVII PF and 6,195,430 are Class A Common Stock directly owned by GFVIII. The General Partner of GFVII and GFVII PF is GFVII Management. The General Partner of GFVIII is GFVIII Management. SC US (TTGP) is the General Partner of GFVII Management and GFVIII Management.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

12,304,430, of which 5,685,761 are Class A Common Stock directly owned by GFVII, 423,239 are Class A Common Stock directly owned by GFVII PF and 6,195,430 are Class A Common Stock directly owned by GFVIII. The General Partner of GFVII and GFVII PF is GFVII Management. The General Partner of GFVIII is GFVIII Management. SC US (TTGP) is the General Partner of GFVII Management and GFVIII Management.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,304,430
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) OO

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) relates to the Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), of Bird Global, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 406 Broadway, Suite 369, Santa Monica, California 90401.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (i) Sequoia Capital U.S. Growth Fund VII, L.P., a Cayman islands limited partnership (“GFVII”); (ii) Sequoia Capital U.S. Growth VII Principals Fund, L.P., a Cayman islands limited partnership (“GFVII PF”, collectively with GFVII, the “GFVII Funds”); (iii) Sequoia Capital U.S. Growth Fund VIII, L.P., a Cayman Islands limited partnership (“GFVIII”); (iv) SC U.S. Growth VII Management, L.P., a Cayman islands limited liability partnership (“GFVII Management”); (v) SC U.S. Growth VIII Management, L.P., a Cayman islands limited liability partnership (“GFVIII Management”); (vi) SC US (TTGP), Ltd., a Cayman Islands limited liability company (“SC US (TTGP)”). The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 1.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The business address of the Reporting Persons is 2800 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(c) The principal occupation or employment of each of the GFVII Funds and GFVIII is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of GFVII Management is to serve as general partner of the GFVII Funds. The principal occupation or employment of GFVIII Management is to serve as general partner of GFVIII. The principal occupation or employment of SC US (TTGP) is to serve as general partner of GFVII Management and GFVIII Management.

(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The GFVII Funds, GFVIII, GFVII Management, GFVIII Management and SC US (TTGP) are each organized under the laws of the Cayman Islands.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

Immediately prior to November 4, 2021, the Reporting Persons owned preferred stock of Bird Rides, Inc. for which it had paid a total of $139,121,033. On November 4, 2021, Bird Rides, Inc. was merged with a wholly owned subsidiary of the Company (the “Merger”), and as a result of the Merger, the preferred stock of Bird Rides, Inc. that the Reporting Persons owned became 17,070,832 shares of the Company’s Class A Common Stock. The funds for the Reporting Persons’ purchase of preferred stock were capital contributions by the partners of such Reporting Persons and the available funds of such entities.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Company or dispose of all or a portion of the securities of the Company that the Reporting Persons now own or may hereafter acquire. In addition, the Reporting Persons may engage in discussions with management and members of the Board regarding the Company, including, but not limited to, the Company’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Company regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Class A Common Stock and the percentage of total outstanding Class A Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Common Stock in this Statement are based upon the 239,745,710 shares of Class A Common Stock stated to be outstanding as of immediately following consummation of the Company’s business combination in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2021. The Reporting Persons may be deemed to beneficially own an aggregate of 12,304,430 shares of Class A Common Stock, which constitutes approximately 5.1% of the Company’s Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

GFVII beneficially owns 5,685,761 shares of Class A Common Stock, which represents approximately 2.4% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

GFVII PF beneficially owns 423,239 shares of Class A Common Stock, which represents approximately 0.2% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

GFVIII beneficially owns 6,195,430 shares of Class A Common Stock, which represents approximately 2.6% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

GFVII Management, as the general partner of the GFVII Funds, may be deemed to beneficially own an aggregate of 6,109,000 shares of Class A Common Stock, which represents approximately 2.5% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

GFVIII Management, as the general partner of GFVIII, may be deemed to beneficially own an aggregate of 6,195,430 shares of Class A Common Stock, which represents approximately 2.6% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US (TTGP), as the general partner of GFVII Management and GFVIII Management, may be deemed to beneficially own an aggregate of 12,304,430 shares of Class A Common Stock, which represents approximately 5.1% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Registration Rights Agreement

On November 4, 2021, the Company, NGP Switchback II, LLC and certain holders (the “Registration Rights Holders”) of the Company’s securities including the Reporting Persons entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which among other things, the Company is obligated to prepare and file, no later than 20 days following the consummation of the business combination, a registration statement registering the resale of certain securities held by or issuable to the Registration Rights Holders (the “Resale Registration Statement”), and the Company will use its commercially reasonable best efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, the initial holders can demand up to three underwritten offerings and certain of the new holders can demand up to three underwritten offerings, and all of the Registration Rights Holders can demand up to four block trades within any 12-month period and will be entitled to customary piggyback registration rights. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is included as Exhibits 1.1 and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1.1	Amended and Restated Registration Rights Agreement, dated as of November 4, 2021, by and among Bird Global, Inc., NGP Switchback II, LLC, and the other holders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 9, 2021).

99.1	Joint Filing Agreement, dated as of November 15, 2021, by and among the GFVII Funds, GFVIII, GFVII Management, GFVIII Management and SC US (TTGP).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 15, 2021

SEQUOIA CAPITAL U.S. GROWTH FUND VII, L.P.

By: SC U.S. Growth VII Management, L.P.

A Cayman Islands limited partnership,

Its General Partner

By: SC US (TTGP), Ltd.

A Cayman Islands limited liability company,

Its General Partner

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory

SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND, L.P.

By: SC U.S. Growth VII Management, L.P.
A Cayman Islands limited partnership,
Its General Partner

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory

SEQUOIA CAPITAL U.S. GROWTH FUND VIII, L.P.

By: SC U.S. Growth VIII Management, L.P. A Cayman Islands limited partnership, Its General Partner By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory

SC U.S. GROWTH VII MANAGEMENET, L.P.

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory

SC U.S. GROWTH VIII MANAGEMENT, L.P. By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory

SC US (TTGP), Ltd.

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory